Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The KBR Benefits Committee:

We consent to the incorporation by reference in the Registration Statement No. 333-86080 on Form S-8 of Halliburton Company of our report dated June 29, 2005 with respect to the statement of net assets available for benefits of Brown & Root, Inc. Employees’ Retirement and Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2005 Annual Report on Form 11-K of the Brown & Root, Inc. Employees’ Retirement and Savings Plan.

/s/ KPMG, LLP

Houston, Texas
June 26, 2006